Exhibit 2.1

REORGANIZATION AGREEMENT

REORGANIZATION AGREEMENT, dated as of June 10, 2008 (this “Agreement”), by and among TOYS “R” US, INC., a Delaware corporation (“Toys”), and TOYS “R” US HOLDINGS, INC., a Delaware corporation (“Parent”), and sole stockholder of Toys.

WHEREAS, in order to simplify the corporate structure of Parent, Parent and Toys desire to reorganize within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Parent and Toys, agree as follows:

ARTICLE I

THE REORGANIZATION

1.1 The Reorganization. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing Parent shall transfer to Toys (i) all of Parent’s assets, including all of the Toys common stock, par value $.01 per share (the “Old Toys Common Stock”) owned by it immediately prior to the Closing (as defined below), all excess cash on hand and all other assets after the payment of any intercompany debt and (ii) all of Parent’s outstanding liabilities, in exchange for 48,955,808 shares of Toys common stock, par value $.001 per share (the “New Toys Common Stock”); provided that if the outstanding amount of stock in Parent is reduced from 48,955,808 shares outstanding immediately prior to the consummation of the Reorganization (as defined below) for any reason, including, but not limited to, due to the cancellation of any restricted stock, then the amount of New Toys Common Stock to be provided in the exchange shall be reduced by an amount such that the aggregate amount of outstanding New Toys Common Stock immediately after the exchange is identical to the aggregate amount of outstanding stock of Parent immediately prior to the exchange (the foregoing, the “Adjustment”). At the Closing, Toys will accept all transferred assets of Parent, including transferred shares of Old Toys Common Stock, all of Parent’s excess cash on hand and all other assets after the payment of intercompany debt, and assume all of Parent’s outstanding liabilities. Immediately after such exchange and transfer, Parent shall dissolve, liquidate and distribute (such dissolution, liquidation and distribution, together with the stock exchange described above, is referred to herein as the “Reorganization”) its New Toys Common Stock pro rata to its stockholders (collectively, the “Stockholders”) in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”) with Stockholders receiving for each share of Parent common stock, $.01 per share (“Parent Common Stock”), one share of New Toys Common Stock.

1.2 Tax Treatment. Parent and Toys intend that the Reorganization be treated as a reorganization within the meaning of Section 368(a) of the Code, and this agreement has been adopted as a “plan of reorganization.” Neither Parent nor Toys will (i) take any position with the Internal Revenue Service or any other federal, state or local taxing authority with respect to the Reorganization that is inconsistent with the intended tax treatment described in this Section 1.2 or (ii) take any action that would cause the Reorganization to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

1.3 Treatment of Outstanding Equity Awards.

(a) Parent maintains the Amended and Restated Toys “R” Us Holdings, Inc. 2005 Management Equity Plan (the “Equity Plan”). Effective as of the time of the Reorganization, Toys shall assume the obligations and succeed to the rights of Parent under the Equity Plan and all awards outstanding thereunder. Awards granted under the Equity Plan shall be converted to awards with respect to New Toys Common Stock as set forth below in this Section 1.3.

(b) At the Closing, by virtue of the Reorganization and without any action on the part of the holders thereof, each Option to purchase shares of Parent Common Stock granted under the Equity Plan, including Rollover Options (as defined in the Equity Plan), that is outstanding immediately prior to the Closing (collectively, the “Parent Options”) shall be converted into an option (a “Converted Option”) to purchase, on the same terms and conditions (including applicable vesting requirements) as applied to each such Parent Option immediately prior to the Closing, the number of shares of New Toys Common Stock equal to the number of shares of Parent Common Stock subject to such Parent Option immediately prior to the Closing, at an exercise price per share of New Toys Common Stock equal to the exercise price for each such share of Parent Common Stock subject to such Parent Option immediately prior to the Closing. The Converted Options shall continue to be subject to the terms of the Equity Plan and the applicable Award Agreement (including applicable vesting requirements, except that any vesting requirement based on continued employment with Parent shall mean continued employment with Toys or its Subsidiaries).

(c) At the Closing, each award of Restricted Stock (as defined in the Equity Plan) consisting of shares of Parent Common Stock granted under the Equity Plan that is outstanding immediately prior to the Closing (collectively, the “Parent Restricted Stock Awards”) shall, by virtue of the Reorganization and without any action on the part of the holder thereof, be converted into an award of Restricted Stock consisting of shares of New Toys Common Stock, on the same terms and conditions as applied to each such Parent Restricted Stock Award immediately prior to the Closing, with respect to the number of shares of New Toys Common Stock that is equal to the number of shares of Parent Common Stock subject to the Parent Restricted Stock Award immediately prior to the Closing (a “Converted Restricted Stock Award”). The Converted Restricted Stock Awards shall continue to be subject to the terms of the Equity Plan and the applicable Award Agreement (including applicable vesting requirements, except that any vesting requirement based on continued employment with Parent shall mean continued employment with Toys or its Subsidiaries).

(d) Prior to the Closing, Parent, Toys and their respective Boards of Directors, as applicable, shall take all actions necessary to effectuate the provisions of this Section 1.3, including amending the Equity Plan to the extent appropriate to effectuate the assumption of the Equity Plan and all outstanding awards by Toys. Toys shall cause notice to be provided to all the holders of Converted Options and Converted Restricted Stock Awards of the effects of this Section 1.3, in such form as the officers of Toys may reasonably determine.

(e) All of the conversions and adjustments made pursuant to this Section 1.3, including without limitation, the determination of the number of shares of New Toys Common Stock subject to any award and the exercise price of the Converted Options, shall be made in a manner consistent with the requirements of Section 409A of the Code.

1.4 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article III hereto, the closing of the Reorganization and the transactions contemplated by this Agreement (the “Closing”) will take place at a date and time to be determined by Parent and Toys (the “Closing Date”). The Closing shall be held at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, 10017, unless another place is agreed to in writing by the parties hereto. At the Closing or promptly thereafter, (i) Parent will deliver and surrender, or will cause to be delivered and surrendered with the assistance of Toys, to Toys the stock certificate or stock certificates representing the Old Toys Common Stock, in each case duly endorsed for transfer to Toys or accompanied by stock or other appropriate powers duly endorsed in blank, (ii) Toys will deliver, or cause to be delivered, to Parent a stock certificate or stock certificates representing the New Toys Common Stock and (iii) Parent shall file, or cause to be filed, a certificate of dissolution with the Secretary of State of the State of Delaware in accordance with the requirements of the DGCL. The stock certificates representing the New Toys Common Stock distributed to the Parent Stockholders in the Reorganization shall be registered in the names requested by the Parent and shall contain legends consistent with the legends, if any, on the stock certificates representing the Parent Common Stock held by the Stockholder receiving such New Common Stock.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE PARTIES

2.1 Representations of Parent. Parent represents and warrants to Toys as of the date hereof that:

(a) The delivery to Toys of the certificate or certificates representing the Old Toys Common Stock (with respect to which such Toys Stockholder has good and marketable title) and other assets in accordance with Article I hereto will transfer to Toys record and beneficial ownership of the Old Toys Common Stock and ownership of such other assets, free and clear of any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership (the foregoing, collectively, “Encumbrances”) (other than Encumbrances created or placed thereon by Toys).

(b) The execution, delivery and performance by Parent of this Agreement and the consummation of the Reorganization by Parent has been duly authorized by all necessary corporate action and this Agreement constitutes, and upon execution and delivery by Parent, will constitute, a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms.

2.2 Representations of Toys. Toys represents and warrants to Parent, as of the date hereof:

(a) The delivery to Parent of the certificate or certificates representing the New Toys Common Stock in accordance with Article I hereto will transfer to Parent record and beneficial ownership of the New Toys Common Stock free and clear of any Encumbrances (other than Encumbrances created or placed thereon by Parent).

(b) The New Toys Common Stock will be, upon delivery of the Old Toys Common Stock therefor in accordance with the terms of this Agreement, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(c) The execution, delivery and performance by Toys of this Agreement and the consummation of the Reorganization by Toys has been duly authorized by all necessary corporate action, and this Agreement constitutes, and upon execution and delivery by Parent, will constitute, a valid and binding obligation of Toys, enforceable against Toys in accordance with its terms.

ARTICLE III

CONDITIONS TO THE REORGANIZATION

3.1 Conditions to Each Party’s Obligations. The respective obligations of each party hereto to consummate the transactions contemplated by this Agreement will be subject to the satisfaction of the condition, which may be waived by such party, that no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Reorganization, shall be in effect, and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered or enforced which makes the consummation of the Reorganization illegal.

3.2 Conditions to Parent’s Obligations. The obligations of Parent to consummate the transactions contemplated by this Agreement will be subject to the satisfaction of the condition, which may be waived by Parent, that the representations and warranties of Toys shall be true in all respects as of the Closing Date.

3.3 Conditions to Toys’ Obligations. The obligations of Toys to consummate the transactions contemplated by this Agreement will be subject to the satisfaction, of the following conditions, which may be waived by Toys:

(a) The representations and warranties of Parent shall be true in all respects as of the Closing Date;

(b) All certificates and other documents to be delivered by Parent and all other matters to be accomplished by Parent prior to or at the Closing shall be satisfactory in the reasonable judgment of Parent and its counsel; and

(c) The dissolution and liquidation of Parent shall have been approved by Parent’s board of directors and approved and adopted by the affirmative vote (or written consent in lieu of such vote) of the Parent Stockholders in accordance with the requirements of the DGCL.

ARTICLE IV

TERMINATION

This Agreement may be terminated and the transactions contemplated hereby may be abandoned prior to Closing at any time by the written consent of each of the parties hereto. Notwithstanding anything to the contrary herein, this Agreement shall terminate without the taking of any action by any party hereto if the Closing shall not have occurred by December 31, 2008.

ARTICLE V

AMENDMENT

This Agreement maybe amended by the parties hereto at any time by an instrument in writing signed on behalf of each of the parties hereto.

ARTICLE VI

MISCELLANEOUS

This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the parties hereto, have each caused this Agreement to be executed as of the date first written above.

TOYS “R” US HOLDINGS, INC.

By:	/s/ David J. Schwartz
Name:	David J. Schwartz
Title:	Assistant Secretary

TOYS “R” US, INC.

By:	/s/ David J. Schwartz
Name:	David J. Schwartz
Title:	Senior Vice President – General Counsel